SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
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AMVESCAP PLC
IMMEDIATE RELEASE  7 MAY 2004
CONTACT:  ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN


1.       Name of company:               AMVESCAP PLC

2.       Name of scheme:                AMVESCAP EXECUTIVE SHARE OPTION SCHEME

3.       Period of return:              FROM: 8 NOVEMBER 2003 TO 7 MAY 2004

4.       Number and class of            7,634,897 ORDINARY SHARES OF 25P EACH
         shares (amount of
         stock/debt security)
         not issued under scheme

5.       Number of shares               728,000 ORDINARY SHARES OF 25P EACH
         issued/allotted under
         scheme during period

6.       Balance under scheme           6,906,897 ORDINARY SHARES OF 25P EACH
         not yet issued/allotted
         at end of period

7.       Number and class of            12,000,000 ORDINARY SHARES OF 25P
         share(s) (amount of            EACH LISTED ON 8 MAY 2002.
         stock/debt securities)
         originally listed and
         the date of admission

Please confirm total number             809,457,344 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records

Contact for queries:                    ANGELA TULLY
                                        TELEPHONE: 020 7065 3652

Person making return                    ANGELA TULLY - ASSISTANT COMPANY
                                        SECRETARY



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 7 May, 2004                   By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary